Exhibit 99.122

Condensed interim consolidated financial statements

(Unaudited)

CannTrust Holdings Inc.

For the three months and nine months ended September 30, 2018 and September 30, 2017

(Expressed in Canadian dollars)

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2018 and December 31, 2017

(in Canadian dollars)

		September 30, 2018	December 31, 2017
	Notes	(Unaudited)	(Audited)
Assets

Current
Cash		$5,421,155	$17,961,043
Short term investments	7	80,896,438	201,538
Harmonized sales tax recoverable		5,318,765	2,636,710
Inventory	8	42,244,976	10,959,022
Biological assets	8	16,222,928	9,843,690
Accounts receivable		2,047,935	160,383
Prepaids		1,755,482	2,465,506
Total current assets		153,907,679	44,227,892

Investments	18	1,101,199	156,073
Restricted cash	7	150,765	100,765
Property and equipment	9	53,310,257	33,963,685
Intangible assets	10	657,434	-
Financial assets	11	1,896,840	-
Total Assets		211,024,174	78,448,415

Liabilities

Current
Accounts payable and accrued liabilities		8,472,030	6,579,997
Current portion of promissory note	6	200,000	200,000
Current portion of mortgage	12	39,743	-
Total current liabilities		8,711,773	6,779,997

Promissory note	6	600,000	800,000
Mortgage	12	9,468,324	-
Deferred tax	19	4,758,104	-
Total Liabilities		23,538,201	7,579,997

Shareholders' Equity
Share capital	13	195,779,143	104,824,215
Share-based payment reserve		7,346,685	2,272,302
Warrants reserve	15	11,479,381	3,361,789
Deficit		(27,119,236)	(39,589,888)
Total Shareholders' Equity		187,485,973	70,868,418
Total Liabilities and Shareholders' Equity		$211,024,174	$78,448,415

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

(signed) “Eric Paul”	Director	(signed) “Mark Litwin”	Director

2

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Net Income and Comprehensive Income

For the Three Months and Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

		Three months ended		Nine months ended
	Notes	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
			(Restated)		(Restated)
			(Note 5)		(Note 5)
Revenue	22	$12,588,727	$6,140,224	$29,478,813	$13,714,847
Cost of goods sold	5	3,869,655	1,171,352	9,201,201	3,103,235
Gross profit, before the unrealized gain on changes in fair value of biological assets	5	8,719,072	4,968,872	20,277,612	10,611,612
Fair value changes in biological assets included in inventory sold	5	5,222,601	4,597,289	17,218,074	7,935,943
Unrealized gain on changes in fair value of biological assets	5,8	(9,044,160)	(4,985,223)	(41,716,084)	(10,268,825)
Gross profit		12,540,631	5,356,806	44,775,622	12,944,494
Expenses
Amortization	9	1,171,798	464,045	2,534,047	977,723
General and administrative		1,242,415	469,225	3,015,285	1,055,283
Loss on Equity Accounted Investment	18	109,179	26,926	195,353	101,652
Management fees	17	80,000	63,548	240,000	298,548
Marketing and promotion		1,614,789	130,391	2,512,978	353,638
Professional fees		300,094	410,453	1,051,226	830,740
Rent and facilities		172,200	85,356	1,250,841	226,898
Salaries and benefits		2,587,081	929,073	6,035,743	2,376,996
Selling and shipping costs		2,703,428	1,186,089	6,285,314	2,424,629
Share based compensation	14	1,514,268	908,223	6,488,142	1,460,592
Expenses before Financing Activities and Transaction Costs		11,495,252	4,673,329	29,608,929	10,106,699

Income from Operations before Financing Activities, Transaction Costs and Other Income		1,045,379	683,477	15,166,693	2,837,795

Interest expense		(143,429)	(62,332)	(334,883)	(220,574)
Accretion expense	12	(62,643)	(54,022)	(146,262)	(233,716)
Transaction costs	6	-	-	-	(204,282)
Other income	11	50,747	78,382	2,040,811	78,382
Gain (Loss) on revaluation of derivative liability		-	9,804	-	(1,625,336)

Income before income taxes		890,054	655,309	16,726,359	632,269
Deferred income tax expense	19	(468,814)	-	(4,758,104)	-
Net Income and Comprehensive Income		$421,240	$655,309	$11,968,255	$632,269

Weighted average number of common shares - basic		104,054,171	78,701,498	97,630,021	72,997,008
Weighted average number of common shares - diluted		108,160,500	81,155,187	101,736,351	75,450,697

Earnings per share - basic	13	$0.00	$0.01	$0.12	$0.01
Earnings per share - diluted	13	$0.00	$0.01	$0.12	$0.01

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

		Share Capital
		Number of	Amount -	Share-based
	Notes	common shares	Common shares	payment reserve	Warrants	Deficit	Total
Balance, December 31, 2016		67,995,919	$53,916,169	$-	$3,027,398	$(46,475,318)	$10,468,249
February 2017 Private Placement	13	510,000	1,020,000	-	25,168,200	-	26,188,200
February 2017 Warrants issued as partial consideration for Private Placement		-	-	-	499,169	-	499,169
Warrant issuance costs		-	-	-	(2,068,245)	-	(2,068,245)
March 2017 Share issuance on exercise of convertible debt	13	644,264	877,497	-	-	-	877,497
March 2017 Exercise of warrants	13	1,000,000	1,845,919	-	(545,919)	-	1,300,000
March 2017 Share issuance on exercise of convertible debt due on demand	13	1,068,161	1,068,161	-	-	-	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing	13	75,000	150,000	-	-	-	150,000
April 2017 Share issuance in lieu of services	13	100,000	200,000	-	-	-	200,000
August 2017 Share issuance on automatic conversion of convertible debt	13	2,885,354	4,062,606	-	-	-	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants	13	12,584,100	23,099,955	-	(23,099,955)	-	-
September 2017 Exercise of warrants	13	4,963	9,716	-	(4,257)	-	5,459
September 2017 Exercise of broker warrants	13	8,745	24,834	-	(7,344)	-	17,490
Share-based compensation	14	-	-	1,460,592	-	-	1,460,592
Net income and comprehensive income		-	-	-	-	632,268	632,268
Balance, September 30, 2017		86,876,506	$86,274,857	$1,460,592	$2,969,047	$(45,843,051)	$44,861,446

Balance, December 31, 2017		90,906,265	$104,824,215	$2,272,302	$3,361,789	$(39,589,888)	$70,868,418
Exercise of stock options	13,14	486,555	1,884,471	(911,362)	-	-	973,109
Exercise of warrants	13,15	1,129,664	2,294,778	-	(975,302)	-	1,319,476
Exercise of broker warrants	13,15	666,406	2,284,853	-	(655,041)		1,629,812
Units issued in Bought deal	13,15	11,155,000	84,490,826	-	9,747,935	-	94,238,761
Share-based compensation	14	-	-	6,488,142	-	-	6,488,142
Vested Share options cancelled	14	-	-	(502,397)	-	502,397	-
Net income and comprehensive income		-	-	-	-	11,968,255	11,968,255
Balance, September 30, 2018		104,343,890	$195,779,143	$7,346,685	$11,479,381	$(27,119,236)	$187,485,973

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

CannTrust Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

	Notes	September 30, 2018	September 30, 2017
			(Restated)
			(Note 5)

Operating Activities
Net income		$11,968,255	$632,269
Items not effecting cash
Amortization	9	4,014,730	1,561,890
Accretion expense	12	146,262	233,716
Biological assets expensed to cost of sales		17,218,074	7,935,943
Unrealized gain on changes in fair value of biological assets		(41,716,084)	(10,268,825)
Loss on equity accounted investment	18	195,353	101,652
Gain on financial assets	11	(1,896,840)	-
Loss on revaluation of derivative liability		-	1,625,336
Interest expense, net of interest income		221,571	220,574
Expenses settled with inventory		-	112,280
Expenses settled with issuance of common shares		-	135,000
Deferred income taxes		4,758,104	-
Share-based compensation		6,488,142	1,460,592
		1,397,567	3,750,427

Changes in non-cash working capital
Harmonized sales tax recoverable		(2,682,055)	(1,128,450)
Inventory and biological assets		(11,900,004)	(3,560,433)
Accounts receivable		(2,000,864)	(31,906)
Prepaids		710,024	(1,461,125)
Accounts payable and accrued liabilities		2,005,345	1,005,451
Cash flows used in operating activities		(12,469,987)	(1,426,036)

Investing Activities
Purchase of property and equipment	9	(24,628,480)	(14,487,395)
Purchase and development of intangible asset	10	(657,434)	-
Disposal of property and equipment		-	136,235
Acquisition of Greenhouse and related assets	6	-	(6,500,000)
Interest received		113,312	8,437
Advances and investments in joint ventures	18	(1,140,479)	(175,121)
Purchase of short term investments		(87,875,024)	(900,000)
Redemption of short term investments		7,180,124	700,000
Cash flows used in investing activities		(107,007,981)	(21,217,844)

Financing Activities
Proceeds from warrant private placement, net of issue costs		-	24,769,124
Proceeds from exercise of warrants	13	2,949,288	1,322,949
Proceeds from exercise of stock options	13	973,109	-
Proceeds from mortgage, net of costs	12	9,529,635	-
Proceeds from bought deal, net of costs	13,15	94,238,761	-
Repayment of mortgage	13	(167,830)	-
Repayment of promissory note	6	(200,000)	-
Interest paid		(334,883)	(566,500)
Restricted cash held as collateral on credit card financing		(50,000)	(75,000)
Cash flows provided by financing activities		106,938,080	25,450,573
Net (decrease) increase in cash		(12,539,888)	2,806,693
Cash, at beginning of period		17,961,043	4,895,145
Cash, at end of period		$5,421,155	$7,701,838

See notes 6, 12, 13 and 15 for non-cash financing.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Nature of Operations

CannTrust Holdings Inc. (“CannTrust” or the “Company”) is a Canadian Company incorporated in Ontario on March 16, 2015. The Company is the parent company of CannTrust Inc., a Canadian Company incorporated in Ontario on August 16, 2013 and Elmcliffe Investments Inc., a Canadian Company incorporated on October 31, 2013. The Company holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd, a Canadian Company incorporated in Ontario on May 4, 2015, 25% of the outstanding shares of Stenocare A/S, a Danish Company, and 50% of the outstanding shares of Greytrust Inc., a Canadian Company incorporated in Ontario. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), under the trading symbol “TRST”. The registered head office of the Company is in 3280 Langstaff Road, Building 1, Unit 1, Vaughan, Ontario, L4K 5B6.

The Company is a licensed producer and distributor of medical and recreational cannabis in Canada pursuant to the Cannabis Act and its regulation which came into force on October 17, 2018. The Company began production of medicinal cannabis at its hydroponic facility located in Vaughan, Ontario in Canada and received its license from Health Canada to sell on February 9, 2015. The Company commenced sale of medicinal cannabis under the Marijuana for Medical Purposes Regulations (“MMPR”) in February 2015. On October 17, 2018, the Company commenced sale of recreational cannabis for adult use under the Canadian Cannabis Act. Stenocare provides medical cannabis under the control of the Danish Medical Agency.

On January 13, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. acquired various Greenhouse and related assets located in the regional municipality of Niagara, Ontario. The Company received its Health Canada Sales License for its Niagara Facility in February 2018.

2.	BASIS OF PRESENTATION

Basis of Preparation

The condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for biological assets and certain financial assets and liabilities which are presented at fair value, as detailed in the Company’s accounting policies.

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in compliance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and therefore should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These condensed interim consolidated financial statements were approved by the Board of Directors and authorized for issue by the Board of Directors on November 13, 2018.

6

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in preparation of the audited financial statements for the year ended December 31, 2017, except for the changes outlined in Note 3 and 5.

a.	Biological Assets

The Company’s biological assets consist of cannabis plants which are not yet harvested. These biological assets are measured at fair value less costs to sell, which becomes the initial basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. The Company capitalizes all direct and indirect costs relating to the production of biological assets during the reporting period. Unrealized gains or losses arising from changes in fair value less cost to sell during the reporting period are included in the gross margin as “Unrealized gain on changes in fair value of biological assets” in the statement of income and comprehensive income.

During the current period, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. The previous accounting policy was to expense these costs to cost of goods sold as incurred. See note 5 for the impact of the voluntary change in accounting policy.

The direct and indirect costs related to biological assets that are capitalized include direct costs of i) supplies/nutrients/materials, ii) salaries for personnel directly involved in growing cannabis plants, iii) utilities, iv) rent of co-generation equipment and v) depreciation of equipment directly related to production and indirect costs of i) rent and property taxes, ii) security, iii) insurance, iv) depreciation of facility and common fixed assets and v) supervision salaries.

b.	Inventory

Inventory is valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest, which becomes deemed cost. Any subsequent post-harvest direct and indirect costs are capitalized to inventory to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Products for resale and supplies are initially recorded at cost. When the inventory is sold the capitalized costs are expensed through “Cost of goods sold” and the fair value adjustment on inventory sold is expensed through “Fair value changes in biological assets included in inventory sold”.

The direct and indirect costs related to inventory that are capitalized include direct costs of i) supplies/materials, ii) salaries for personnel directly involved in production post harvest, iii) utilities, and iv) depreciation of manufacturing and packaging equipment directly related to production and indirect costs of i) rent and property taxes, ii) security, iii) insurance, iv) quality control and testing costs, v) depreciation of facility and common fixed assets and vi) supervision salaries.

7

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.	New Standards Adopted in the Current Year

●	IFRS 2 ‘Share-based Payment’ was issued by the IASB in June 2016. These amendments provide clarification on how to account for certain types of share-based transactions. The amendments are effective for the annual period beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

●	IFRS 9 ‘Financial Instruments: Classification and Measurement’ was issued by the IASB in July 2014 and introduces new requirements for the classification and measurement of financial instruments, a single forward-looking expected loss impairment model and a substantially reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The adoption of this amendment did not have a material impact on the Company’s condensed interim consolidated financial statements.

●	IFRS 15 ‘Revenue from Contracts with Customers’ was issued by the IASB in June 2014. The objective of IFRS 15 is to provide a single, comprehensive revenue recognition model for all contracts with customers. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. It also contains new disclosure requirements. Under IFRS 15, revenue from the sale of medicinal cannabis is recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfied its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s previous revenue recognition policy under IAS 18. IFRS 15 was effective for the Company on January 1, 2018. The adoption of this new standard did not have a material impact on the Company’s condensed interim consolidated financial statements. The disclosure of disaggregated revenue as required by IFRS 15 is disclosed in Note 22.

d.	New Accounting Standards to be Adopted in the Future

At the date of authorization of these condensed interim consolidated financial statements, the IASB and IFRIC has issued the following new and revised Standards which are not yet effective for the relevant reporting periods and which the Company has not early adopted.

●	IFRS 16 ‘Leases’ was issued by the IASB in January 2016 and specifies the requirements to recognize, measure, present and disclose leases. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company is currently assessing and still evaluating what impact the application of this standard will have on the consolidated financial statements of the Company.

●	IFRIC 23 ‘Uncertainty over Income Tax Treatments’ was issued by the IASB in June 2017 and specifies the interpretation to be applied to the determination of taxable profit, tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The company is currently assessing and still evaluating what impact the application of this standard will have on the consolidated financial statements of the Company.

8

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant judgments include the following:

(i)	Assessing whether a joint arrangement is a joint operation or a joint venture. Refer to Note 18.

(ii)	The valuation and recoverability of deferred taxes. The Company has determined that the realization of certain assets related to income tax losses carried forward is probable on the basis of future taxable income. Refer to Note 19.

(iii)	Finite-lived intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Finite-lived intangible assets are comprised of exclusive rights to proprietary genetics. Amortization is provided on a straight-line basis over 5 years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Refer to Note 10.

(iv)	Plants that are in pre-harvest are considered biological assets and are recorded at fair value less cost to sell at their point of harvest. Direct and indirect pre-harvest costs are capitalized to biological assets, and as they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain on changes in fair value of biological assets is recognized. At harvest, the biological assets are transferred to inventory at their fair value less cost to sell which becomes the deemed cost of inventory. Biological assets inventory is later expensed as Cost of goods sold and Fair Value changes in biological assets included in inventory sold. Cost of goods sold includes all capitalized direct and indirect pre-harvest production costs and capitalized post-harvest direct and indirect costs relevant to inventory sold in the period. Fair Value changes in biological assets included in inventory sold includes the non-cash unrealized gain on changes in fair value of biological assets related to inventory sold in the period. Refer to note 8.

Significant estimates include the following:

(i)	The valuation of inventory at the lower of cost and net realizable value. Refer to Note 8.

(ii)	The valuation of biological assets, including estimating the stage of growth up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields per plant. Refer to Note 8.

(iii)	The estimated useful lives and residual values of Property and Equipment and related amortization included in profit and loss, as well as impairment on property and equipment. Refer to Note 9.

(iv)	Inputs used in option valuation models used for valuation of warrants and options. Refer to Note 14 and 15.

(v)	Inputs used in valuation model used for valuation of the financial assets. Refer to Note 11.

9

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

5.	CHANGE IN ACCOUNTING POLICY

During the current period, the Company made a voluntary change in accounting policy to capitalize the direct and indirect costs incurred before harvest attributable to the biological asset transformation. See note 3 (a). The previous accounting policy was to expense these costs to cost of goods sold during the period in which they were incurred.

These costs are capitalized to biological assets and transferred to inventory upon harvest. The capitalized costs attributable to pre-harvest costs are then expensed to cost of goods sold when the pursuant inventory is sold. The Company believes the new policy is preferable as it matches the recognition of these costs as an expense in the same period in which the revenue is generated. There is no impact on the gross profit, net income and comprehensive net income, basic and diluted earnings per share, the statement of financial position, the statement of changes in equity and cash flows used in operating activities as the change in cost of goods sold and amortization expensed to cost of goods sold is offset by the change in fair value changes in biological assets included in inventory sold and unrealized gain on changes in the fair value of biological assets. The impact of the change in accounting policy on each line item of the financial statements is shown in the table below:

	3 months ended September 30, 2018			9 months ended September 30, 2018
Statement of Net income and Comprehensive Income	New policy	Original policy	Impact of change	New policy	Original policy	Impact of change
Cost of goods sold	$3,869,655	$4,510,748	$(641,093)	$9,201,201	$13,036,045	$(3,834,844)
Amortization expensed to cost of sales	-	648,248	$(648,248)	-	1,481,710	$(1,481,710)
Gross profit, before the unrealized gain on changes in fair value of biological assets	8,719,072	7,429,731	1,289,341	20,277,612	14,961,058	5,316,554

Fair value changes in biological assets included in inventory sold	5,222,601	6,312,652	(1,090,051)	17,218,074	20,584,300	(3,366,226)
Unrealized gain on changes in fair value of biological assets	(9,044,160)	(11,423,552)	2,379,392	(41,716,084)	(50,398,863)	8,682,780
Gross profit	$12,540,631	$12,540,631	$-	$44,775,622	$44,775,622	$-

	3 months ended September 30, 2017			9 months ended September 30, 2017
Statement of Net income and Comprehensive Income	New policy	Original policy	Impact of change	New policy	Original policy	Impact of change
Cost of goods sold	$1,171,352	$1,612,575	$(441,223)	$3,103,235	$4,338,449	$(1,235,214)
Amortization expensed to cost of sales	-	269,421	(269,421)	-	584,167	(584,167)
Gross profit, before the unrealized gain on changes in fair value of biological assets	4,968,872	4,258,228	710,644	10,611,612	8,792,231	1,819,381

Fair value changes in biological assets included in inventory sold	4,597,289	5,127,695	(530,406)	7,935,943	9,839,711	(1,903,768)
Unrealized gain on changes in fair value of biological assets	(4,985,223)	(6,226,273)	1,241,050	(10,268,825)	(13,991,974)	3,723,149
Gross profit	$5,356,806	$5,356,806	$-	$12,944,494	$12,944,494	$-

	9 months ended September 30, 2018			9 months ended September 30, 2017
Statement of Cash Flows	New policy	Original policy	Impact of change	New policy	Original policy	Impact of change
Operating Activities
Items not affecting cash:
Biological assets expensed to cost of sales	$17,218,074	$20,584,300	$(3,366,226)	$7,935,943	$9,839,711	$(1,903,768)
Unrealized gain on changes in fair value of biological assets	(41,716,084)	(50,398,863)	8,682,780	(10,268,825)	(13,991,974)	3,723,150
Changes in non-working capital
Inventory and biological assets	(13,167,182)	(7,850,628)	(5,316,554)	(3,560,434)	(1,741,052)	(1,819,382)
Cash flow used in operating activities	$(12,469,987)	$(12,469,987)	$-	$(1,426,036)	$(1,426,036)	$-

10

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

6.	ACQUISITION

On March 6, 2017, the Company, through its wholly owned subsidiary Elmcliffe Investments Inc. executed a Purchase and Sale Agreement to acquire various Greenhouse assets located in the regional municipality of Niagara, Ontario. The aggregate purchase price for the Greenhouse assets was $7,500,000. On execution of the Purchase and Sale Agreement, the operating business and all related intangible assets and intellectual property was assigned to a related party. Upon closing of the transaction, the existing operations ceased and the Company began a site conversion project in order to convert the facility into a Health Canada Approved Cannabis growth facility. With this purchase the Company has enhanced its ability to serve (i) the Canadian and International Medicinal Cannabis markets and (ii) the Adult Recreational market in Canada which became legal on October 17, 2018. The Company received its Health Canada Sales License for this facility on February 12, 2018.

The Company has allocated the purchase price as follows:

Assets	Allocation

Land	$484,507
Residential Buildings	571,000
Greenhouses and Equipment	4,215,192
Plant and Equipment	2,115,301
Vehicles	114,000
Total of assets at fair value	$7,500,000

Consideration of the acquisition is comprised of:

Cash consideration	$6,500,000
Promissory note (a)	1,000,000
Total	$7,500,000

a.	As part of the consideration for the acquisition, a non-interest bearing promissory note was issued in the amount of $1,000,000 payable over 5 years in 5 consecutive annual payments of $200,000. The first payment of $200,000 was made in January 2018.

The following table reflects a continuity of the Company’s promissory note:

	September 30, 2018	December 31, 2017
Carrying amount, January 1	$1,000,000	$-
Issuance of promissory note	-	1,000,000
Repayment of promissory note	(200,000)	-
Carrying amount	$800,000	$1,000,000
less: Current portion of promissory note	(200,000)	(200,000)
Non-Current portion of promissory note	$600,000	$800,000

Costs incurred related to the acquisition totaled $204,282 which are included in 2017 transaction costs expense. No receivables, payables or inventory were acquired through the acquisition. There was no goodwill that arose from this acquisition. For the nine months ended September 30, 2018 there were $498,117 (September 30, 2017 - $623,811) of expenses relating to the Greenhouse acquisition impacting profit and loss. These expenses related to amortization of the acquired assets.

11

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

7.	RESTRICTED CASH AND SHORT-TERM INVESTMENTS

	September 30, 2018	December 31, 2017
Short-term investment - GIC (i)	$80,896,438	$201,538
Restricted cash - GIC held as collateral (ii)	150,765	100,765
Total restricted cash and short-term investments	$81,047,203	$302,303

(i)	The investment is a one-year GIC, redeemable every 30 days, held with a large Canadian financial institution at fixed interest rate of 1.6%. The GIC is redeemable without penalty after 30 days.

(ii)	$150,000 GIC is held by the bank as collateral against credit cards issued to management of the Company at an interest rate of 1.53%. The credit cards have a combined credit limit of $150,000.

The Company has a letter of credit with a large Canadian financial institution for up to $100,000. The letter of credit has a one-year expiry from the date of issue and an automatic annual extension with 30 days’ notice. The letter of credit is required as a covenant to the building lease agreement in the event of a default in lease payments. No funds have been drawn from the credit facility as at September 30, 2018 or December 31, 2017.

8.	INVENTORY AND BIOLOGICAL ASSETS

The Company’s biological assets consist of seeds and cannabis plants. The Company’s biological assets are comprised of:

	September 30, 2018	December 31, 2017*
Carrying amount, January 1	$9,843,690	$2,320,093
Seeds used	(1,299)	(979)
Changes in fair value less costs to sell due to biological transformation	41,716,084	19,891,851
Production costs capitalized	8,682,779	4,964,199
Transferred to inventory upon harvest	(44,018,327)	(17,331,474)
Carrying amount	$16,222,928	$9,843,690

*Costs have been reallocated between production costs capitalized and changes in fair value less costs to sell due to biological transformation for the year ended December 31, 2017

	September 30, 2018	December 31, 2017
Carrying amount of seeds	$24,017	$25,316
Carrying amount of live plants	16,198,911	9,818,374
Carrying amount	$16,222,928	$9,843,690

The valuation of biological assets is based on a market approach where the fair value at the point of harvest is estimated based on selling price less costs to sell. Biological assets are presented at their fair value less costs to sell up to the point of harvest. Because there is no actively traded commodity market for plants and dried product, the valuation of the biological assets is obtained using valuations techniques where the inputs are based upon unobservable market data and are classified as level 3 in the fair value hierarchy. There have been no transfers between levels.

12

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

8.	INVENTORY AND BIOLOGICAL ASSETS (continued)

To determine fair value the Company:

●	counts the number of plants on hand at the end of the period and multiplies the number of plants by the expected yield in grams per plant and the expected selling price per gram;
●	deducts costs remaining to complete the harvest and selling costs from the expected selling price; and
●	applies a discount rate based on the number of days that the Company expects it will take to sell the yield from the biological assets.

The significant assumptions used in determining the fair value of cannabis plants are:

●	stages of plant growth (days remaining until the point of harvest);
●	wastage of plants based on their various stages of growth;
●	expected yield by plant;
●	expected weighted average selling price per gram of harvested cannabis (based on estimated grams to be sold for the medical and recreational market);
●	percentage of costs incurred to date compared to the expected costs to be incurred in order to estimate fair value of an in-process plant; and
●	expected number of days to sell the yield from biological assets

All of the plants are to be harvested as cannabis and were a weighted average, based on expected yield, of 58% from harvest (the percentage of days remaining until the point of harvest) as at September 30, 2018 (December 31, 2017 – 52%). The average number of days from the point of propagation to the day of harvest is 113 days.

The Company estimates the harvest yields for the plants at various stages of growth. As at September 30, 2018, it is expected that the Company’s biological assets will yield, net of waste, approximately 6,703,126 grams (December 31, 2017 – 1,911,972 grams) of biological produce, with net selling prices ranging from $2.92 to $8.34 per gram. The selling price is determined based on historical net selling prices for medical sales and the expected wholesale price for projected recreational sales giving a weighted average selling price of $4.42 per gram of harvested cannabis and $2.81 of harvested cannabis trim. The cost remaining to complete the harvest and selling costs range from $0.73 to $1.38 per gram with a weighted average of $1.05 per gram. The expected number of days to sell the yield from biological assets will not result in a significantly higher or lower fair value measurement.

The Company’s estimates are, by nature, subject to change. Changes in the anticipated yield will be reflected in future changes in the gain or loss on biological assets. The Company performed a sensitivity analysis on the fair value of biological assets and noted that (i) a 10% decrease in selling prices would result in a $2,699,399 (December 31, 2017 - $1,261,124) decrease in the fair value of the biological assets and (ii) a 10% decrease in yield would result in a $1,622,293 (December 31, 2017 - $574,665) decrease in the fair value of the biological assets. Other unobservable inputs are less variable and will not result in significantly higher or lower fair value measurement.

Inventories on hand consist of harvested finished goods, harvested cannabis in process, extracts, accessories and packaging supplies. Inventory is valued at the lower of cost and net realizable value. As at September 30, 2018, the Company held 5,114,391 grams of dry cannabis (December 31, 2017 – 626,935) and 7,279,303 grams of extracts (December 31, 2017 – 977,186).

13

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

8.	INVENTORY AND BIOLOGICAL ASSETS (continued)

Inventory is comprised of the following items:

	Dried Cannabis	Extracts	Other	September 30, 2018
Accessories	$-	$-	$153,179	$153,179
Finished Goods	5,697,274	4,791,627	-	10,488,901
Work-in-Progress	17,546,024	13,542,729	-	31,088,753
Packaging and supplies	-	-	514,144	514,144
Total Inventory	$23,243,298	$18,334,356	$667,322	$42,244,976

	Dried Cannabis	Extracts	Other	December 31, 2017
Accessories	$-	$-	$116,974	$116,974
Finished Goods	1,279,339	2,126,785	-	3,406,124
Work-in-Progress	3,355,635	3,942,789	-	7,298,424
Packaging and supplies	-	-	137,500	137,500
Total Inventory	$4,634,974	$6,069,574	$254,474	$10,959,022

9.	PROPERTY AND EQUIPMENT

	Land	Leasehold Improvements	Buildings, Greenhouse and Improvements	Equipment	Other	Total
Balance at December 31, 2017	$484,507	$2,966,924	$16,438,144	$18,734,488	$995,465	$39,619,528
Additions	-	1,240,697	8,061,965	14,497,059	828,759	24,628,480
Balance at September 30, 2018	$484,507	$4,207,621	$24,500,109	$33,231,547	$1,824,224	$64,248,008

Accumulated Amortization
Balance at December 31, 2017	$-	$(902,800)	$(293,922)	$(3,801,511)	$(657,610)	$(5,655,843)
Amortization	-	(219,263)	(758,503)	(3,911,713)	(392,429)	(5,281,908)
Balance at September 30, 2018	$-	$(1,122,063)	$(1,052,425)	$(7,713,224)	$(1,050,039)	$(10,937,751)

Carrying Amounts
Balance at December 31, 2017	$484,507	$2,064,124	$16,144,222	$14,932,977	$337,855	$33,963,685
Balance at September 30, 2018	$484,507	$3,085,558	$23,447,684	$25,518,323	$774,185	$53,310,257

As at September 30, 2018, $1,267,178 (December 31, 2017 - $385,950) of amortization from the current period remains capitalized to ending inventory. $1,053,140 of Property and Equipment additions for the quarter ended September 30, 2018 is included in accounts payable. During the three and nine months ended September 30, 2018, inventory expensed to cost of goods sold included amortization of $648,248 and $1,480,683, respectively (September 30, 2017 - $269,421 and $584,167).

14

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

10.	INTANGIBLE ASSETS

	September 30, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Additions (i)	657,434	-
Carrying amount	$657,434	$-

(i)	On April 30, 2018, the Company entered into an agreement to obtain proprietary genetics from New Breed Seed (NBS). The agreement awards the Company the exclusive ownership of all right, title and interest in certain cultivars in all territories outside of the USA for a period of 5 years. The seeds and plants derived from these seeds will allow the Company to produce an expanded product line of cannabis strains and derived products. Under the agreement there are four specified milestone payments to be made by the Company. The first milestone was reached and paid on May 31, 2018. As part of the agreement 50% of the second milestone payment was made on August 15, 2018 since the second milestone had not been met by this date. The Company still expects all milestones to be met. Milestones include yield targets and certain product specific characteristics. The remaining $815,688 is to paid by the Company over the next 12 months contingent upon the Company attaining the performance requirements stipulated in the agreement. If the specified milestones are not achieved, the Company will only be required to pay 50% of the remaining installments outstanding. In addition to the costs related to the acquisition of the seeds, the Company capitalized development costs of $169,579 incurred to develop phenotypes to supply seeds for mass production.

11.	FINANCIAL ASSETS

On June 26, 2018, the Company entered into a shareholder agreement with Grey Wolf Animal Health Inc. (“GWHA”) to form Greytrust Inc. Under the agreement, GWHA issued the Company 4,321,800 warrants exercisable to purchase 4,321,800 common shares of GWHA at $1.10 per share. The gain in value of the warrants is included with other income on the statement of net income and comprehensive income. The following table reflects a continuity of the value of the Company’s warrants in GWHA:

	September 30, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Issuance of warrants (i)	1,896,840	-
Carrying amount	$1,896,840	$-

(i)	The warrants were valued at $1,896,840 at the grant date using a Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%; (ii) average expected volatility of 37%; (iii) average risk-free rate of 1.87%; (iv) share price of $1.30; (v) forfeiture rate of 0%; and (vi) expected life of three years. The change in fair value between the grant date and September 30, 2018 was not significant. The Company performed a sensitivity analysis on the valuation of the warrants and noted that a 5% decrease in volatility would result in a $56,915 decrease in the valuation of the warrants and a 5% decrease in share price would result in a $206,539 decrease in the valuation of the warrants.

15

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

12.	MORTGAGE

The following table reflects a continuity of the Company’s mortgage payable:

	September 30, 2018	December 31, 2017
Carrying amount, January 1	$-	$-
Advance of mortgage financing (net of costs)	9,529,635	-
Accretion expense	146,262	-
Mortgage payments	(167,830)	-
Carrying amount	$9,508,067	$-
Less: current portion of mortage	(39,743)	-
Non-current portion of mortgage	$9,468,324	$-

On February 14, 2018, the Company secured $15,000,000 of mortgage financing on the Niagara Greenhouse Facility. On closing $10,000,000 was advanced to the Company with the remaining $5,000,000 to be advanced following the completion of the Greenhouse Phase 2. The mortgage has a two-year term and an amortization period of twenty years bearing an annual interest rate of 6.03% with a maturity date of February 15, 2020. Costs incurred related to the mortgage totaled $470,365 which are netted against the mortgage liability. The effective interest rate of the mortgage is 9.09%.

13.	SHARE CAPITAL

The authorized capital stock of the Company consists of an unlimited number of common shares and unlimited number of Class A preference shares.

	Share Capital
	Number of	Amount - Common
	Common Shares	shares
Balance, December 31, 2016	67,995,919	$53,916,169
February 2017 Private Placement (i)	510,000	1,020,000
March 2017 Share issuance on exercise of convertible debt (ii)	644,264	877,497
March 2017 Exercise of warrants (iii)	1,000,000	1,845,919
March 2017 Share issuance on exercise of convertible debt due on demand (iv)	1,068,161	1,068,161
March 2017 Share issuance as partial consideration for Warrant Financing (v)	75,000	150,000
April 2017 Share issuance in lieu of services (vi)	100,000	200,000
August 2017 Share issuance on automatic conversion of convertible debt (vii)	2,885,354	4,062,606
August 2017 Share issuance on automatic conversion of Special Warrants (viii)	12,584,100	23,099,955
September 2017 Exercise of warrants (ix)	4,963	9,716
September 2017 Exercise of broker warrants (x)	8,745	24,834
Balance, September 30, 2017	86,876,506	$86,274,857

Balance, December 31, 2017	90,906,265	$104,824,215
Exercise of stock options (xi)	486,555	1,884,471
Exercise of warrants (xii)	1,129,664	2,294,778
Exercise of broker warrants (xiii)	666,406	2,284,853
Units Issued in Bought Deal (xiv)	11,155,000	84,490,826
Balance, September 30, 2018	104,343,890	$195,779,143

16

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

13.	SHARE CAPITAL (continued)

(i)	On February 17, 2017, the Company issued, on a private placement basis, 510,000 common shares of the Company at a price of $2.00 per share for gross proceeds of $1,020,000. No broker fees were paid in respect of the 510,000 common shares issued.

(ii)	On March 6, 2017, $600,000 of convertible debt and related derivative liability with a total carrying value of $768,807 and $108,690 in accrued interest were converted into common shares at $1.10 per share resulting in the issuance of 644,264 common shares.

(iii)	On March 9, 2017, 2 warrants were exercised to purchase 1,000,000 common shares at $1.30 per share for gross proceeds of $1,300,000. The carrying value of the warrants were $545,919.

(iv)	On March 15, 2017, $1,000,000 of due on demand convertible debt and $68,161 in accrued interest were converted into common shares at $1.00 per share resulting in the issuance of 1,068,161 common shares.

(v)	As consideration for the special warrant subscription, the Company issued 75,000 common shares to the Agent on March 16, 2017. The value of the shares was measured by reference to the fair value of the common shares of the Company at the grant date. The fair value at the grant date was $2.00 per share.

(vi)	On April 28, 2017, 100,000 common shares were issued as consideration for management fees to related parties. The shares were valued at $2.00 per share, as determined by the value of the services received and invoices.

(vii)	On August 17, 2017, $3,040,919 of convertible debt and related derivative liability with a total carrying value of $3,929,639 and $132,967 in accrued interest were converted into common shares, in connection with the Company listing on the Canadian Securities Exchange, at $1.10 per share resulting in the issuance of 2,885,354 common shares.

(viii)	On August 17, 2017, 12,584,100 Special Warrants were automatically converted into 12,584,100 common shares at $2 per share at a carrying value of $23,099,955, in connection with the Company listing on the Canadian Securities Exchange. There were no proceeds from the conversion of Special Warrants to common shares.

(ix)	On September 19, 2017, 4,963 warrants were exercised to purchase 4,963 common shares at $1.10 per share for gross proceeds $5,459. The carrying value of the warrants was $4,257.

(x)	On September 26, 2017, 8,745 broker warrants were exercised to purchase 8,745 common shares at $2.00 per share for gross proceeds $17,490. The carrying value of the warrants was $7,344.

(xi)	During the nine months ended September 30, 2018, 486,555 stock options were exercised at $2.00 per share for gross proceeds of $973,109. The carrying value of the options was $911,362.

(xii)	During the nine months ended September 30, 2018, 1,122,614 warrants were exercised to purchase 1,122,614 common shares at $1.10 per share for gross proceeds of $1,234,876. The carrying value of the warrants was $962,980. During the nine months ended September 30, 2018, 7,050 warrants were exercised to purchase 7,050 common shares at $12 per share for gross proceeds of $84,600. The carrying value of the warrants was $12,322.

(xiii)	During the nine months ended September 30, 2018, 567,406 broker warrants were exercised to purchase 567,406 common shares at $2.00 per share for gross proceeds of $1,134,812. The carrying value of the warrants was $476,508. During the nine months ended September 30, 2018, 99,000 broker warrants were exercised to purchase 99,000 common shares at $5.00 per share for gross proceeds of $495,000. The carrying value of the warrants was $178,533.

17

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

13.	SHARE CAPITAL (continued)

(xiv)	On June 5, 2018 the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of $100,395,000. The Company’s Agent for the bought deal was paid an Agent’s Fee of $5,521,725. There was an additional transaction costs for the bought deal of $634,514. Each unit issued consisted of one common share and one-half of one common share purchase warrant (see Note 15(v)). The total net proceeds of the bought deal were allocated to Common Share Capital and Warrants in the amounts of $84,490,826 and $9,747,935 respectively.

Earnings per share have been calculated using the weighted average number of shares outstanding during the year on a total outstanding and fully dilutive basis. The potential conversion of warrants, convertible debt and stock options into common shares, have a dilutive effect on earnings per share. The calculation of diluted earnings per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive. The weighted average number of basic and diluted shares, and their respective earnings per share amounts are presented in the table below:

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Numerator - basic and diluted earnings per share:
Net income and comprehensive income	$421,240	$655,309	$11,968,255	$632,269

Denominator - basic earnings per share:
Weighted average number of shares - basic	104,054,171	78,701,498	97,630,021	72,997,008

Denominator - diluted earnings per share:
Stock Options	2,331,087	1,034,085	2,331,087	1,034,085
Warrants	1,775,243	1,419,604	1,775,243	1,419,604
Weighted average number of shares - diluted	108,160,500	81,155,187	101,736,351	75,450,697

Earnings per share - basic	$0.00	$0.01	$0.12	$0.01
Earnings per share - diluted	$0.00	$0.01	$0.12	$0.01

14.	STOCK OPTION PLAN

The Company has an Employee Stock Option Plan (“ESOP”) that is administered by the Board of Directors of the Company. The Board of Directors establish expiry dates and exercise prices (at not less than market price, determined by recent transactions) at the date of grant. Options under the Plan remain exercisable in increments of 1/3 being exercisable on each of the first, second and third anniversaries from the date of grant, except as otherwise approved by the Board of Directors. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is equal to 10% of the issued and outstanding common shares.

18

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

14.	STOCK OPTION PLAN (continued)

The following is a summary of the changes in the Company’s ESOP options during the period:

		Weighted Average
	Options issued	exercise price
December 31, 2016	-	$-
Options granted	2,925,000	2.32
Options forfeited	(72,500)	2.00
September 30, 2017	2,852,500	$2.33
December 31, 2017	3,526,000	$3.45
Options granted	1,134,500	8.49
Options forfeited	(352,334)	5.36
Options exercised	(486,555)	2.00
September 30, 2018	3,821,611	$4.96

The weighted average fair value of common shares issued during the nine months ended September 30, 2018 was $9.01 at time of exercise of options.

The following is a summary of the outstanding stock options as at September 30, 2018.

Options Outstanding			Options Exercisable
	Weighted Average
	Remaining
Number	Contractual Life	Exercise Price per		Exercise Price per
Outstanding	(years)	Share	Number Exercisable	share
2,135,111	8.9	$2.00 - $3.50	771,756	$2.00 - $3.50
668,500	9.5	$3.51 - $6.72	-	$3.51 - $6.72
692,000	9.3	$6.73 - $9.00	60,000	$6.73 - $9.00
326,000	9.4	$9.01 - $11.14	200,000	$9.01 - $11.14
3,821,611	9.1	$4.96	1,031,756	$3.49

For the nine months ended September 30, 2018, the Company recorded $6,488,142 (September 30, 2017 - $1,460,592) in share-based compensation expense related to options which are measured at fair value at the date of grant and expensed over the option’s vesting period. Included in the deficit for the period is $502,397 (December 31, 2017 – Nil) relating to 100,000 fully vested stock options that were forfeited. In determining the amount of share-based compensation for the nine months ended September 30, 2018, the Company used the Black-Scholes option pricing model applying the following assumptions to establish the fair value of options granted during the period:

Risk-free interest rate	1.96% - 2.32%
Expected life of options (years)	5 - 10
Expected annualized volatility	70%-74%
Expected dividend yield	Nil
Exercise price (per share)	$6.70 - $11.14

Volatility was estimated by using the historical volatility of other companies having trading and volatility history that the Company considers comparable. Comparable companies with lower volatilities have been used for options granted by the Company after it was listed publicly. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate was based on the zero-coupon Canada government bonds with a remaining term equal to the expected life of the options.

19

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

15.	RESERVE FOR WARRANTS

The following table reflects the continuity of warrants:

		Number of
		common
		shares to be			Weighted
		issued on		Weighted	average
	Number of	exercise of		average	remaining
	Warrants	warrants	Amount	exercise price	life in years
December 31, 2017	2,450,722	3,450,721	$3,361,789	$1.56	2.17
Exercise of warrants (i)	(1,122,614)	(1,122,614)	(962,980)	1.10
Exercise of warrants (ii)	(7,050)	(7,050)	(12,322)	12.00
Exercise of broker warrants (iii)	(567,406)	(567,406)	(476,508)	2.00
Exercise of broker warrants (iv)	(99,000)	(99,000)	(178,533)	5.00
Warrants issued as partial consideration of Bought Deal (v)	5,577,500	5,577,500	9,747,935	12.00	1.68
September 30, 2018	6,232,152	7,232,151	$11,479,381	$9.52	1.62

(i)	During the nine months ended September 30, 2018, 1,122,614 warrants were exercised to purchase 1,122,614 common shares at $1.10 per share for gross proceeds of $1,234,876. The carrying value of the warrants was $962,980.

(ii)	During the nine months ended September 30, 2018, 7,050 warrants were exercised to purchase 7,050 common shares at $12 per share for gross proceeds of $84,600. The carrying value of the warrants was $12,322.

(iii)	During the nine months ended September 30, 2018, 567,406 broker warrants were exercised to purchase 567,406 common shares at $2.00 per share for gross proceeds of $1,134,812. The carrying value of the warrants was $476,508.

(iv)	During the nine months ended September 30, 2018, 99,000 broker warrants were exercised to purchase 99,000 common shares at $5.00 per share for gross proceeds of $495,000. The carrying value of the warrants was $178,533.

(v)	On June 5, 2018 the Company issued, on a bought deal basis, 11,155,000 units at $9.00 per unit for gross proceeds of $100,395,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each Warrant is exercisable to acquire one Common Share at an exercise price of $12.00 per share, subject to adjustment in certain events, until June 5, 2020. In the event that the daily volume weighted average trading price of the Common Shares exceeds $18.00 for 10 consecutive trading days on the Toronto Stock Exchange ("TSX"), the Company has the right to accelerate the expiry date of the Warrants upon providing not less than 15 trading days' notice of such acceleration. The warrants were valued at $9,747,935 at the grant date using a weighted average value derived from a Black-Scholes pricing model that is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. $636,793 of transaction costs and Agent’s Fee were netted against the warrants. The following assumptions were used in the valuation: a) expected dividend yield of 0%; b) average expected volatility of 68 - 89%; c) average risk-free rate of 1.26 - 1.91%; d) share price of $8.89; e) forfeiture rate of 0% and; f) expected life of 0.25 - 2 years.

The weighted average fair value of common shares issued on exercise of warrants during the nine months ended September 30, 2018 was $9.20 at the time of exercise.

20

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

16.	COMMITMENTS

The Company’s commitments consist of the following:

	Total	2018	2019	2020	2021	2022	Beyond
Lease obligations	$68,577,603	$2,527,825	$4,368,930	$3,715,253	$3,681,419	$3,671,419	$50,612,757

On March 7, 2018, the Company executed a long-term non-cancellable lease agreement with Envest Corp. to provide cogeneration derived heat and power at its 450,000 square foot Greenhouse Facility. As part of the agreement, CannTrust is committed to $61,975,680 in aggregated lease and maintenance payments for a 20-year term to secure the rights to the Cogen equipment. The Company is currently utilizing temporary Cogen equipment system to provide heat and power while the long-term Cogen solution is being installed. The installation, once completed, will constitute a lease under IFRS 16 and the Cogen equipment will be recorded within property and equipment, with a corresponding lease liability recognized. Embedded service costs pertaining to maintenance will be separated from the lease and expensed as incurred.

17.	RELATED PARTY TRANSACTIONS

Key Management and Director Compensation

During the nine-month period ended September 30, 2018, the compensation of key management and directors of the Company totaled $1,293,793 (September 30, 2017 - $881,199), and consisted of salaries, bonuses, and director fees. There were 515,000 (September 30, 2017 - 825,000) stock options valued at $3,221,560 (September 30, 2017 - $4,084,841) issued to key management and directors during the nine-month period ended September 30, 2018. There were 425,000 (September 30, 2017 – Nil) stock options valued at $788,873 (September 30, 2017 – Nil) exercised by related parties during the nine month period ended September 30, 2018. There were 100,000 (September 30, 2017 – Nil) stock options valued at $502,396 (September 30, 2017 – Nil) forfeited by related parties during the nine-month period ended September 30, 2018. Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company.

During the nine-month period ended September 30, 2018, the Company incurred $240,000 (September 30, 2017 - $298,548) of management fees to related parties, of which $26,667 (December 31, 2017 - $26,667) was unpaid and included in accounts payable at September 30, 2018. During the nine months ended September 30, 2018, the Company incurred legal fees of $495,845 (2017 - $460,932) relating to corporate services provided by a firm at which a director of the Company is a partner.

18.	INVESTMENTS

	Investment Balance			Investment Balance
	at December 31,	Investment and		at September 30,
	2017	Advances	Share of Net Loss	2018

CCTP (i)	$156,073	$140,479	$(195,353)	$101,199
GWAH (ii)	-	1,000,000	-	1,000,000
	$156,073	$1,140,479	$(195,353)	$1,101,199

21

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

18.	INVESTMENTS (continued)

(i)	On July 15, 2015, the Company entered into a joint venture with Club Coffee L.P. (“Club Coffee”), in which each entity holds 50% of the outstanding shares of Cannabis Coffee & Tea Pod Company Ltd (“CCTP”). The Joint Venture will have access to patents and IP developed by CannTrust and Club Coffee and will build a network of licensees who will be licensed to manufacture product using patents and Intellectual Property owned by the Joint Venture. The cost of the investment was nominal. During the nine-month period ended September 30, 2018, CCTP had a net loss and comprehensive loss after tax of $390,706 (September 30, 2017 - $203,304) of which $195,353 (September 30, 2017 - $101,652) was the Company’s share. The Company’s interest in CCTP was recorded as an equity accounted investment of $101,199 as at September 30, 2018 (December 31, 2017 - $156,073). Included in the investment balance is the cumulative net loss of $489,851 and net receivables of $591,050 of which $140,479 was advanced during the nine months ended September 30, 2018.

As a condition of permitting the Company to trade its Common Shares on the TSX, the TSX required of the Company that the two license agreements entered into by CCTP with Lighthouse Strategies LLC and Silver State Wellness LLC in respect of certain geographic areas of the United States of America (collectively, the “US License Agreements”), be assigned to an entity in which the Company does not have an economic interest therein. Accordingly, on January 22, 2018 the Company and the other party to CCTP, Club Coffee, agreed to amend the Shareholder’s Agreement in which the parties agreed to assign the US License Agreements to a related party of CCTP in which the Company has no economic interest. In exchange CTTP received the option at the Company’s sole decision and after having met certain pre-stipulated conditions, to repurchase the US License Agreements for a nominal amount. These conditions are:

a)	marijuana being legalized federally in the United States of America, and/or

b)	the TSX revising its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the marijuana business, and/or

c)	the Common shares of the Company are involuntarily delisted from the TSX, and/or

d)	control of the Company is acquired by another entity, provided that the shares of the Company will be delisted from the TSX upon the change of control.

The transaction constitutes a disposal of the US License and IP whereby the Company is no longer entitled to any future economic benefits from the US Licenses and IP until such time that the option to reassign is exercised.

(ii)	On June 26, 2018, the Company entered into a shareholder agreement with Grey Wolf Animal Health (“GWAH”) to form Greytrust. Both the Company and GWAH obtained 50% ownership of Greytrust and each had the right to appoint one member of the Board of Directors of Greytrust. The cost of the investment was nominal. Greytrust will develop and distribute medical cannabis Animal Healthcare products. Greytrust had no material transactions as of September 30, 2018.

On August 14, 2018, the Company executed an agreement to purchase 769,231 common shares of GWAH at $1.30 per share for a total of $1,000,000. GWAH’s transactions had no material impact on the Company’s condensed interim consolidated financial statements.

22

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

18.	INVESTMENTS (continued)

Stenocare A/S

On March 8, 2018, the Company obtained a 25% interest in Stenocare IVS with the right to appoint half of the Board of Directors of Stenocare. On April 5, 2018, Stenocare changed its incorporation status from being Stenocare IVS to Stenocare A/S (“Stenocare”). Stenocare is licensed to produce and sell cannabis products in Denmark. The cost of the investment was nominal. During the nine-month period ended September 30, 2018, Stenocare had a net loss and comprehensive loss after tax of $426,888 of which $106,722 was the Company’s share. There was no impact to the Company’s financial statements due to Stenocare’s net loss and comprehensive net loss after tax. As the carrying value of the investment in Stenocare is already $nil, and the Company has no legal or constrictive obligations to make payments on behalf of Stenocare, additional losses of $106,722 have not been provided for.

19.	INCOME TAXES

The income tax provision recorded differs from the income tax obtained by applying the statutory income tax rate to the income for the period and is reconciled as follows:

	September 30, 2018	September 30, 2017
Net income before income taxes	$16,726,359	$632,269
Combined federal and provincial statutory income tax rate	26.5%	26.5%
Tax expense at statutory rate	$4,432,485	$167,551
Non-deductible expenses and other permanent differences	533,886	(1,829,462)
Change in deferred tax assets not recognized	(208,267)	1,661,911
Income Tax Expense	$4,758,104	$-
Current	-	-
Deferred	4,758,104	-
	$4,758,104	$-

Deferred income tax balance is comprised of the following:

	September 30, 2018	December 31, 2017
Deferred Tax Assets
Undepreciated Capital Cost in excess of book value	$2,728,392	$606,812
Reserves and loss carry-forwards	4,352,310	4,661,627
Share issue costs	85,473	120,817

Deferred Tax Liabilities
Biological assets and inventory	(11,924,279)	(5,180,989)
Deferred tax asset not recognized	-	(208,267)
Net Deferred Tax Liability	$(4,758,104)	$-

23

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

20.	FINANICAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company manages its exposure to a number of different financial risks arising from its operations as well as its use of financial instruments including market risks (foreign currency exchange rate and interest rate), credit risk and liquidity risk through its risk management strategy. The objective of the strategy is to support the delivery of the Company's financial targets while protecting its future financial security and flexibility.

Financial risks are primarily managed and monitored through operating and financing activities. The financial risks are evaluated regularly with due consideration to changes in the key economic indicators and up-to-date market information.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Interest Rate Risk

Interest rate risk is the risk that the cash flows of a financial instrument will fluctuate due to changes in market interest rates. Interest rate risk on the mortgage is limited due to the fact that that it has a fixed rate.

As at September 30, 2018, the Company had $80,896,438 (December 31, 2017 – $201,538) in short-term investments held with a large Canadian financial institution. The Company’s short-term investments consist of GICs which have a fixed rate of interest and can be redeemed every 30 days without penalty. The Company redeems amounts as required to fund its ongoing working capital requirements. There is minimal interest rate risk associated with the instrument.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. As at September 30, 2018, the Company had accounts payable and accrued liabilities, the current portion of promissory note and the current portion of mortgage of $8,711,773 (December 31, 2017 – $6,779,997), and cash, short-term investments, HST recoverable and accounts receivable of $93,684,293 (December 31, 2017 - $20,959,674) to meet its current obligations.

The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements.

In addition to the commitments disclosed in Note 16, the Company is obligated to the following contractual maturities of undiscounted cash flows:

				Years 4 and
As at September 30, 2018	Total	Year 1	Year 2-3	after
Accounts payable and accrued liabilities	$8,472,030	$8,472,030	$-	$-
Mortgage	10,671,800	861,792	9,810,008	-
Promissory note	800,000	200,000	400,000	200,000
Total	$19,943,830	$9,533,822	$10,210,008	$200,000

24

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk as the majority of the Company’s sales are typically paid at the time of transaction or are to government bodies.

The carrying amount of cash and cash equivalents, short-term investments, restricted cash and accounts receivable represents the maximum exposure to credit risk. At September 30, 2018, this amounted to $88,516,293 (December 31, 2017 - $18,423,729). Since the inception of the Company, no losses have been suffered in relation to cash at the bank.

Fair Value Disclosures

Fair value represents management’s estimates of the market value at a given point in time, which may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of judgement and therefore cannot be determined with precision.

The carrying values of the cash, short term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

The promissory note payable is non-interest bearing and its fair value approximates its carrying value.

The carrying value and fair value of the mortgage is as follows:

September 30, 2018	Carrying Value	Fair Value
Mortgage	$9,508,067	$9,835,888

The Company uses the government of Canada bond yield curve plus an adequate constant credit spread to discount the above financial instruments in order to determine fair value. The fair value of the mortgage payable is based upon level 2 fair value hierarchy inputs.

The warrants in GWAH (note 11) represent a level 3 financial instrument. The share price and volatility are significant unobservable inputs. Increases or decreases in the share price will result in an increase or decrease in fair value.

21.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

●	Maintain a capital structure that allows it to finance its growth strategy with cash flows from operations;

●	Preserve its ability to meet its financial obligations by funding the capital needs via private and public sources; and

●	Optimize the use of capital to provide an appropriate return on investment to its shareholders.

The Company defines its capital as shareholders’ equity.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the capital management strategy during the nine months ended September 30, 2018.

25

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

22.	REVENUE

The following table disaggregates revenue by major source:

	Three months ended		Nine months ended
Canadian Medical	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Dried Cannabis	$3,484,406	$2,341,838	$8,441,338	$6,336,292
Extracts	6,220,483	3,673,859	15,987,840	7,110,789
Other	321,176	124,527	1,197,846	267,766
	$10,026,065	$6,140,224	$25,627,024	$13,714,847

	Three months ended		Nine months ended
Wholesale	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
Dried Cannabis	$1,404,567	$-	$2,619,662	$-
Extracts	301,825	-	375,857	-
Other	856,270	-	856,270	-
	$2,562,662	$-	$3,851,789	$-

Total	$12,588,727	$6,140,224	$29,478,813	$13,714,847

Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

23.	SUBSEQUENT EVENTS

(i)	Subsequent to the quarter, 1,508,000 stock options were granted with an exercise price ranging from $10.80 to $11.88 and expiry ranging over 5 to 7 years with 225,000 stock options vesting immediately and the remaining 1,283,000 stock options vesting over a three year term. 666,667 stock options with an exercise price of $11.88 have performance based vesting terms. In addition, 81,888 stock options were exercised to purchase 81,888 common shares of the Company at $2.00 to $3.00 per share for gross proceeds of $230,442.

(ii)	Subsequent to the quarter, 4,545 warrants were exercised to purchase 4,545 common shares of the Company at $1.10 per share for gross proceeds of $5,000, 22,000 broker warrants were exercised to purchase 22,000 common shares of the Company at $5.00 per share for gross proceeds of $110,000, and 24,100 warrants were exercised to purchase 24,100 common shares of the Company at $12.00 per share for gross proceeds of $289,200.

(iii)	On October 5, 2018, the Company acquired a 50% interest in O’Cannabis, a telemedicine service provider for gross proceeds of $500,000. The Company is entitled to appoint two out of four board members of O’Cannabis.

(iv)	On October 15, 2018 as part of Stenocare’s initial public offering (“IPO”), the Company purchased 272,727 common shares of Stenocare for $487,804. Stenocare began trading on the Spotlight Stock Market under the trading symbol STENO on October 26, 2018. Post IPO, the Company’s ownership decreased from 25% to 19% of the common shares outstanding of Stenocare.

26

CannTrust Holdings Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Nine Months ended September 30, 2018 and September 30, 2017

(in Canadian dollars) (unaudited)

23.	SUBSEQUENT EVENTS (continued)

(v)	On October 17, 2018, the Company finalized a partnership with Kindred Partners Inc., a wholly-owned subsidiary of Breakthru Beverage Group (“Breakthru”) to represent CannTrust’s specialty products to Canadian adult consumers for recreational use. In connection with this partnership, Breakthru purchased 902,405 common shares of the Company at $10.23 per share for gross proceeds of $9,231,600. In addition, Breakthru was issued warrants to purchase up to an additional 2,000,000 common shares at a price per share equal to the 5-day volume weighted average price on the TSX immediately prior to the date the applicable warrants are exercised if the Company exceeds certain sales thresholds.

(vi)	On October 24, 2018, the Company completed on the acquisition of a 19.4 acre property for $725,000 on land adjacent to its Niagara Greenhouse Facility.

(vii)	On October 26, 2018, the Company invested $5 million in National Access Cannabis Corp (“NAC”), a Canadian cannabis retailer. NAC’s common shares are listed on the TSX Venture Exchange under the trading symbol META. The Company also committed an additional investment of $10 million, contingent on NAC achieving specific performance targets. The Company owns approximately 3% of the outstanding common shares of NAC.

(viii)	On October 26, 2018, the Company entered into a strategic partnership with an Australian licensed producer, Cannatrek Ltd (“Cannatrek”). As part of the partnership, the Company made an investment of $6,038,400 for a 19.8% stake in Cannatrek, with an option to maintain this percentage through any future share issuances up to and including Cannatrek completing an initial public offering. The Company is entitled to appoint one out of five board members of Cannatrek.

27